EXHIBIT 12.1
Statement Regarding Computation of Ratios of Earnings to Fixed Charges and
Ratio of Combined Fixed Charges and Preference Dividends to Earnings

	Year Ended					Six Months Ended June 30, 2015
(dollars in 000's)	2010	2011	2012	2013	2014
Earnings:
Earnings (loss) from continuing operations before income taxes	(127,349)	(82,107)	(117,975)	(110,920)	(22,040)	5,396
Add: fixed charges	1,827	1,970	5,022	10,491	9,909	4,609
Earnings as defined (1)	(125,522)	(80,137)	(112,953)	(100,429)	(12,131)	10,005

Fixed charges:
Interest expense	190	366	3,417	8,589	8,184	3,993
Estimated interest component of rent	1,637	1,604	1,605	1,902	1,725	616
Total fixed charges (2)	1,827	1,970	5,022	10,491	9,909	4,609
Ration of earnings of fixed charges (3)	—	—	—	—	—	2.2

(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings (loss) from continuing operations before income taxes plus fixed charges.
(2) Fixed charges consist of interest expense and our estimate of an appropriate portion of rent representative of the interest factor. The estimate of interest within rent expense is estimated to be one-third of rent expense.
(3) For the periods 2010 through 2014 set forth in the table above, we had no earnings and are therefore unable to calculate the ratio of combined fixed charges and preference dividends to earnings.
We had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratio of earnings to fixed charges and preferred stock dividends are identical.